SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30183; 813-379]

Alvarez & Marsal, Inc., et al.; Notice of Application

August 28, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except sections 9, 17, 30, and 36 through 53, and the rules and regulations under the Act (the "Rules and Regulations"). With respect to sections 17(a), (d), (f), (g), and (j) of the Act, sections 30(a), (b), (e), and (h) of the Act and the Rules and Regulations, and rule 38a-1 under the Act, applicants request a limited exemption as set forth in the application.

Summary of Application: Applicants request an order to exempt certain limited partnerships and other entities formed for the benefit of eligible employees of Alvarez & Marsal, Inc. and its affiliates from certain provisions of the Act. Each partnership will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

Applicants: Alvarez & Marsal, Inc. ("A&M Inc."), Alvarez & Marsal Capital, LLC ("A&M Capital"), A&M Capital-GP, LP ("A&M Capital-GP"), Alvarez & Marsal Partners Fund, LP, and Alvarez & Marsal Partners Buyout Fund, LP.

Filing Dates: The application was filed on August 13, 2010, and amended on February 11, 2011, and May 4, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

September 24, 2012, and should be accompanied by proof of service on applicants, in the

form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state

the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission,

100 F Street, NE, Washington, DC 20549-1090; Applicants: Alvarez & Marsal, Inc., 600

Lexington Avenue, 6th Floor, New York, NY 10022.

For Further Information Contact: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number,

or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or

by calling (202) 551-8090.

Applicants' Representations:

      1.   A&M Inc. is a New York corporation that is privately held and controlled by

Antonio C. Alvarez II and Bryan P. Marsal. A&M Inc. and its "affiliates," as defined in

rule 12b-2 under the Securities Exchange Act of 1934 (the "Exchange Act"), other than

Third Party Funds (as defined below), are referred to collectively as the "A&M Group" and

individually as an "A&M Group entity." The A&M Group is one of the world's leading

global professional services firms, providing, as its principal business, comprehensive performance improvement, turnaround management, and business advisory services to clients ranging from global enterprises to middle market companies that are publicly held or privately owned.

2.   Alvarez & Marsal Partners Fund, LP and Alvarez & Marsal Partners Buyout Fund, LP are each a Delaware limited partnership (together, the "Initial Funds"). A&M Capital and A&M Capital-GP, each a Delaware limited liability company, and A&M Inc. organized the Initial Funds, and may in the future organize limited partnerships, limited liability companies, business trusts or other entities (each an "Other Fund," and together with the Initial Funds, the "Funds").

3.   The Funds will be established primarily for the benefit of key Professionals (as defined below) of the A&M Group, as part of a program designed to create capital building opportunities that are competitive with those at other global professional services firms and to facilitate the A&M Group's recruitment and retention of high caliber Professionals. These programs may be structured as different Funds, or as separate series within the same Fund. Each Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act. Each of the Funds will operate as a non-diversified, closed-end management company within the meaning of the Act. The A&M Group will control the Funds within the meaning of section 2(a)(9) of the Act.

4.   Each Fund will have a manager that is an A&M Group entity ("Manager"). A&M Capital and A&M Capital-GP will serve as the Managers of the Initial Funds. The Manager will manage, operate and control each of the Funds. The Manager will be authorized to delegate to an A&M Group entity or to a committee of A&M Group employees such management responsibility provided that the ultimate responsibility for and

control of each Fund remain with the Manager. The Manager will delegate management responsibility only to entities that control, are controlled by, or are under common control with A&M Inc. The Manager or the A&M Group entity acting as the investment adviser to a Fund will register as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") if required under applicable law. Applicants represent and concede that the Manager in managing a Fund is an "investment adviser" within the meaning of sections 9 and 36 of the Act and is subject to those sections.

5.   A Fund may pay a management or an administrative fee to its Manager or an A&M Group entity. The Manager, the A&M Group, or any employees of the Manager or the A&M Group may be entitled to receive compensation or a performance-based fee (a "carried interest")[1] based on the gains and losses of the investment program or of the Fund's investment portfolio.

6.   Interests in the Funds ("Interests") will be offered without registration in reliance on section 4(2) of the Securities Act of 1933 (the "Securities Act") or Regulation D or Regulation S under the Securities Act, and will be sold only to the A&M Group, Eligible Employees and Eligible Consultants, and certain related persons of Eligible Employees and Eligible Consultants, each as defined below. Prior to offering an Interest to a natural person, the Manager must reasonably believe that the natural person is a sophisticated investor capable of understanding and evaluating the risks of participating

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[1] A "carried interest" is an allocation to the Manager based on the net gains of an investment program. A Manager that is registered as an investment adviser under the Advisers Act may charge a carried interest only if permitted by rule 205-3 under the Advisers Act. Any carried interest paid to a Manager that is not registered under the Advisers Act will be structured to comply with section 205(b)(3) of the Advisers Act as if a Fund were a business development company as defined in the Advisers Act.

in the Fund without the benefit of regulatory safeguards. Investment in the Funds will be voluntary.

7.   Only those Professionals of the A&M Group who qualify as "Eligible Employees" will be able to participate in the Funds. In order to qualify as an "Eligible Employee," an individual must (a) be a principal, partner (or equivalent), officer, director[2] or current or former employee (provided that such former employee was a current employee at the time of investment) of an A&M Group entity (each, a "Professional") and (b) meet the standards of an "accredited investor" as defined in rule 501(a)(5) or 501(a)(6) of Regulation D or be one of a maximum of 35 individuals who are either (i) "knowledgeable employees," as defined in rule 3c-5(a)(4) under the Act of the Fund (with the Fund treated as though it were a "covered company" for purposes of the rule) or (ii) individuals who (1) have a graduate degree in business, law or accounting, (2) have a minimum of three years of consulting, investment management, investment banking, financial services, legal or similar business experience, and (3) will have had reportable income from all sources (including any profit shares or bonus) of $100,000 in each of the two most recent years immediately preceding such individual's admission as a partner or member of a Fund ("Member") and will have a reasonable expectation of income from all sources of at least $140,000 in each year in which such individual invests in a Fund (such individuals, "Non-Accredited Investors"). Any Fund offering will be limited to no more than 35 Non-Accredited

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2 Certain entities of the A&M Group are structured as partnerships or LLCs. The principals and partners (or equivalent) of these entities are owners of the entities rather than employees. However, such principals and partners perform identical functions to those of an employee and therefore are treated as employees for purposes of section 2(a)(13) of the Act. In order to qualify as an Eligible Employee, any current or former

Investors. In addition, an Eligible Employee in category (ii) above must meet the requirements set forth in rule 506(b) of Regulation D and will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in the Fund and in all other Funds in which that Eligible Employee has previously invested. It is anticipated that, in the discretion of the Manager, Eligible Consultants (as defined below) of the A&M Group may be offered the opportunity to participate in the Funds.[3]

        8.   In the discretion of the Manager of a Fund and at the request of an Eligible Employee or Eligible Consultant, Interests may be assigned by such Eligible Employee or Eligible Consultant, or sold directly by the Fund, to a Qualified Entity or Eligible Family Member (each as defined below and, collectively, "Qualified Participants") of such Eligible Employee or Eligible Consultant. A "Qualified Entity" is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee or Eligible Consultant, (b) a partnership, limited liability company, corporation or other entity controlled by an Eligible Employee or Eligible Consultant, or (c) an individual retirement account, trust, or other entity established solely for the benefit of an Eligible Employee, Eligible Consultant, or Eligible Family Members. An "Eligible Family Member" is a parent, sibling, spouse, child, spouse of a child, or grandchild of an Eligible Employee or Eligible Consultant (including step and adoptive relationships). If an Eligible

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officer or director must be an employee or former employee (or person on retainer) within the meaning of section 2(a)(13) of the Act.

[3] In order to participate in the Funds, consultants will be required to be natural persons or entities who (a) an A&M Group entity has engaged on retainer at the time of investment to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to such A&M Group entity and (b) are sophisticated investors who qualify as an "accredited investor" under rule 501(a)(5) or 501(a)(6), if the consultants are natural persons, or if entities, meet the standards of an "accredited investor" under rule 501(a) of Regulation D ("Eligible Consultants").

Family Member is purchasing an Interest, such Eligible Family Member must come within

one of the categories of an "accredited investor" under rule 501(a) of Regulation D. An

Eligible Employee, Eligible Consultant or Eligible Family Member may purchase an

Interest through a Qualified Entity only if either (a) the investment vehicle is an

"accredited investor" as defined in rule 501(a) of Regulation D or (b) the Eligible

Employee, Eligible Consultant, or Eligible Family Member is the settlor[4] and principal

investment decision-maker with respect to the investment vehicle.[5] Qualified Entities

that are not accredited investors will be included toward the limit of 35 Non-Accredited

Investors discussed above.

       9.   The terms of a Fund will be fully disclosed to each Eligible Employee and

Eligible Consultant, and, if applicable, to a Qualified Participant, at the time they are

invited to participate in the Fund. Each Eligible Employee and Eligible Consultant and

their Qualified Participants will be furnished with a private placement memorandum or

other offering document, including a copy of the operating agreement or other

organizational documents (the "Operating Agreement") for the relevant Fund. The Funds

will send the Members annual financial statements audited by independent public

accountants as soon as practicable after the end of the fiscal year of each of the Funds.[6]

The Manager of each Fund, within 120 days after the end of the fiscal year of such Fund,

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[4] If such investment vehicle is an entity other than a trust, the term "settlor" means a person who created such vehicle, alone or together with others, and contributed funds to such vehicle.

[5] If an Eligible Consultant is an entity (such as a law firm or consulting firm), and the Eligible Consultant proposes to invest in the Fund through a Qualified Entity, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Eligible Consultant who are responsible for the activities of the Eligible Consultant and will be required to qualify as "accredited investors" under rule 501(a) of Regulation D.

[6] "Audit" will have the meaning defined in rule 1-02(d) of Regulation S-X.

or as soon as practicable thereafter, will send a report to each person who was a Member

of such Fund at any time during the fiscal year then ended, setting forth such tax

information as shall be necessary for the preparation by the Member of his, her or its federal

and state income tax returns and a report of the investment activities of such Fund during

that year.

10.   Interests in each Fund will be non-transferable except with the prior written

consent of the Manager, and, in any event, no person or entity will be admitted into a Fund

as a Member unless such person or entity is an Eligible Employee, Eligible Consultant, a

Qualified Participant or an A&M Group entity. The Interests in the Funds will be sold

without a sales load.

11.   If an Eligible Employee's or Eligible Consultant's relationship with the

A&M Group terminates for any reason, including death, disability, termination,

retirement, or withdrawal, his/her Interest may be subject to repurchase, reallocation,

redemption, mandatory transfer, or cancellation. In the case of Interests held by an Eligible

Consultant or its Qualified Participants, if any, whose retainer has been terminated or has

expired, such Interests will be subject to mandatory redemption or repurchases by an A&M

Group entity, or the A&M Group entity may require the former Eligible Consultant, or its

Qualified Participants, to sell such Interests to an Eligible Employee or Eligible Consultant.

Pursuant to a formula set forth in a Fund's Operating Agreement, the Member will, at a

minimum, receive an amount equal to or greater than the lesser of (a) the amount actually

paid by the Member to acquire the Interest plus interest less prior distributions and (b) the

fair market value of the Interest as determined in good faith at the time of repurchase or cancellation by the Manager. The terms of any such redemption or resale will apply equally to any Qualified Participant of an Eligible Employee or Eligible Consultant.

12. It is possible that an investment program may be structured in which a Fund will co-invest in a portfolio investment with an A&M Group entity or an investment fund or separate account, organized primarily for the benefit of investors who are not affiliated with the A&M Group, over which an A&M Group entity exercises investment discretion (a "Third Party Fund"). Subject to the terms of the applicable Operating Agreement and the requested order, a Fund will be permitted to enter into transactions involving (a) an A&M Group entity, (b) a Fund investment, (c) any Member or person or entity affiliated with a Member, (d) a Third Party Fund, or (e) any partner or other investor of a Third Party Fund that is not affiliated with the A&M Group ("Third Party Investor").

13. A Fund may borrow from an A&M Group entity. In such case, the Manager or another A&M Group entity may make loans to a Fund, which would bear interest at a rate no less favorable than the rate of interest that could be obtained on an arm's length basis from third party lenders. Any borrowing by a Fund will be non-recourse to the Members other than the Manager. A Fund will not borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own securities of the Fund (other than short-term paper).

14. A Fund will not acquire any security issued by a registered investment company if, immediately after such acquisition, the Fund will own more than 3% of the outstanding voting stock of the registered investment company.

Applicants' Legal Analysis:

1.	Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the Act from which the company should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2.	Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that, in connection with any order exempting an investment company from any provision of section 7, certain provisions of the Act, as specified by the Commission, will be applicable to the company and other persons dealing with the company as though the company were registered under the Act. Applicants request an order under sections 6(b) and 6(e) of the Act exempting the Funds from all the provisions of the Act, except sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With respect to sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the Act and the

Rules and Regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

3.   Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company. Applicants request an exemption from section 17(a) of the Act to permit an A&M Group entity or a Third Party Fund (or any "affiliated person," as defined in the Act, of any such entity or Third Party Fund), acting as principal, to purchase or sell securities or other property to or from any Fund or any company controlled by such Fund. Applicants state that the relief is requested to permit each Fund the flexibility to deal with its investments in the manner the Manager deems most advantageous to all Members other than the Manager ("Participants"), including borrowing funds from an A&M Group entity, pledging its assets, restructuring its investments, having its investments redeemed, tendering such Fund's securities or negotiating options or implementing exit strategies with respect to its investments. Applicants state the requested exemption is sought to ensure that a Third Party Fund or Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Fund's participation in an investment opportunity.

4.   Applicants believe an exemption from section 17(a) is consistent with the policy of each Fund and the protection of investors and necessary to promote the basic purpose of such Fund. Applicants state that the Participants in each Fund will have been fully informed of the possible extent of such Fund's dealings with the A&M Group, and, as experienced professionals in the restructuring, advisory, consulting or investment

management businesses, will be able to understand and evaluate the attendant risks. Applicants assert that the community of interest among the Members in each Fund, on the one hand, and the A&M Group, on the other hand, is the best insurance against any risk of abuse. Applicants, on behalf of the Funds, represent that any transactions otherwise subject to section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the Commission.

5.	Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. Applicants request relief to permit affiliated persons of each Fund, or affiliated persons of any of these persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the Fund or a company controlled by the Fund is a participant. The exemption requested would permit, among other things, co-investments by each Fund and individual Members or other investors or Professionals of the A&M Group making their own individual investment decisions apart from the A&M Group.

6.	Applicants assert that compliance with section 17(d) would cause a Fund to forego investment opportunities simply because a Participant in such Fund or other affiliated person of such Fund (or any affiliate of such a person) also had, or contemplated making, a similar investment. Applicants further assert that attractive investment opportunities of the types considered by a Fund often require each participant in the transaction to make funds available in an amount that may be substantially greater than may be available to such Fund alone. Applicants contend that, as a result, the only way in which a Fund may be able to participate in such opportunities may be to co-invest with

other persons, including its affiliates. Applicants assert that the flexibility to structure co-

investments and joint investments will not involve abuses of the type section 17(d) and

rule 17d-1 were designed to prevent.

7.	Applicants state that side-by-side investments held by a Third Party Fund,

or by an A&M Group entity in a transaction in which the A&M Group investment was

made pursuant to a contractual obligation to a Third Party Fund, will not be subject to

condition 3 below. Applicants assert that in structuring a Third Party Fund, it is likely

that the unaffiliated investors of such fund will require that an A&M Group entity invest

its own capital in Third Party Fund investments, either through the Third Party Fund or

on a side-by-side basis, and that A&M Group investments be subject to substantially the

same terms as those applicable to the Third Party Fund's investments. Applicants state

that it is important that the interests of the Third Party Fund take priority over the

interests of the Funds, and that the activities of the Third Party Fund not be burdened or

otherwise affected by activities of the Funds. Applicants also state that the relationship of a

Fund to a Third Party Fund is fundamentally different from a Fund's relationship to the

A&M Group. Applicants contend that the focus of, and the rationale for, the protections

contained in the application are to protect the Funds from any overreaching by the A&M

Group in the employer/employee context, whereas the same concerns are not present with

respect to the Funds vis-à-vis the investors of a Third Party Fund.

8.	Section 17(f) of the Act designates the entities that may act as investment

company custodians, and rule 17f-2 under the Act specifies requirements that must be

satisfied for a registered management investment company to act as custodian of its own investments. Applicants request an exemption from section 17(f) of the Act and rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2: (a) a Fund's investments may be kept in the locked files of an A&M Group entity for purposes of paragraph (b) of the rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the A&M Group will be deemed to be employees of the Funds, (ii) partners, officers or managers of the Manager of a Fund will be deemed to be officers of the Fund, and (iii) the Manager of a Fund, its board of directors or managers, or a committee of A&M Group Professionals to whom the Manager may delegate its functions will be deemed to be the board of directors of such Fund; and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the A&M Group, each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. Applicants expect that many of the Funds' investments will be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicants believe that these instruments are most suitably kept in the files of an A&M Group entity, where they can be referred to as necessary. Applicants will comply with all other provisions of rule 17f-2.

        9.   Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. The rule also requires that the board of directors of an investment company

relying on the rule satisfy the fund governance standards, as defined in rule 0-1(a)(7).

Applicants request relief to permit the Manager's board of managers or directors, who may

be deemed interested persons, to take actions and determinations as set forth in the rule.

Applicants state that, because all the members of the board of directors or managers of the

Manager of each Fund will be interested persons of the Fund, the Fund could not comply

with rule 17g-1 without the requested relief. Applicants state that each Fund will comply

with rule 17g-1 by having a majority of the members of the board of managers or directors

of the Manager take such actions and make approvals as are set forth in rule 17g-1.

Applicants also request an exemption from the requirements of rule 17g-l(g) and (h) relating

to the filing of copies of fidelity bonds and related information with the Commission and

the provision of notices to the board of directors and an exemption from the requirements of

rule 17g-1(j)(3) relating to compliance with the fund governance standards. Applicants

state that the fidelity bond of the Funds will cover employees of the A&M Group who have

access to the securities or funds of the Funds and that the Funds will comply with all other

requirements of rule 17g-1.

      10.   Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make

it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in

connection with the purchase or sale of a security held or to be acquired by a registered

investment company. Rule 17j-1 also requires that every registered investment company

adopt a written code of ethics and that every access person of a registered investment

company report personal securities transactions. Applicants request an exemption from the

provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they

are burdensome and unnecessary as applied to the Funds.

11.   Applicants request an exemption from the requirements in sections 30(a), 30(b), and 30(e) of the Act, and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements.   Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to a Fund and would entail administrative and legal costs that outweigh any benefit to the Participants in such Fund. Applicants request relief to the extent necessary to permit each Fund to report annually to its Participants. Applicants also request relief from the requirements of section 30(h), to the extent necessary to exempt the Manager of each Fund, members of the Manager, or any board of managers or directors or committee of A&M Group Professionals to whom the Manager may delegate its functions, and any other persons who may be subject to section 30(h), from filing Forms 3, 4 and 5 under Section 16 of the Exchange Act with respect to their ownership of Interests in such Fund. Applicants believe that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

12.   Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Applicants state that each Fund will comply with rule 38a-1(a), (c) and (d), except that (a) since the Fund does not have a board of directors, the governing body of the Manager with respect to the Fund will fulfill the responsibilities assigned to the Fund's board of directors under the rule, (b) since the governing body of the Manager with respect to the Fund does not have any disinterested members, approval by a majority of the disinterested board members

required by rule 38a-1 will not be obtained, and (c) since the governing body of the

Manager does not have any disinterested members, the Funds will comply with the

requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the

independent directors by having the chief compliance officer meet with the governing

body of the Manager as constituted.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:

1.   Each proposed transaction otherwise prohibited by section 17(a) or section

17(d) and rule 17d-1 to which a Fund is a party (the "Section 17 Transactions") will be

effected only if the Manager determines that:

> (a)   the terms of the Section 17 Transaction, including the consideration
>
> to be paid or received, are fair and reasonable to the Members of such Fund
>
> and do not involve overreaching of such Fund or its Members on the part of
>
> any person concerned, and
>
> (b)   the Section 17 Transaction is consistent with the interests of the
>
> Members of such Fund, such Fund's organizational documents and such
>
> Fund's reports to its Members.

In addition, the Manager of each Fund will record and preserve a description of all Section

17 Transactions, the Manager's findings, the information or materials upon which the

findings are based and the basis for the findings. All records will be maintained for the life

of such Fund and for at least six years thereafter, and will be subject to examination by the

Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2.   The Manager of each Fund will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Fund, or any affiliated person of such a person, promoter or principal underwriter.

3.   The Manager of each Fund will not invest the funds of such Fund in any investment in which a "Co-Investor" (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which such Fund and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment, (a) gives such Manager sufficient, but not less than one day's, notice of its intent to dispose of its investment, and (b) refrains from disposing of its investment unless such Fund has the opportunity to dispose of such Fund's investment prior to or concurrently with, on the same terms as, and pro rata with, the Co-Investor. The term "Co-Investor" with respect to any Fund means any person, other than a Third Party Fund or an A&M Group entity in a transaction in which the A&M Group investment was made pursuant to a contractual obligation to a Third Party Fund, who is: (a) an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of such Fund; (b) an A&M Group entity; (c) an Eligible Employee; or (d) an entity in which an A&M Group entity acts as a manager or has a similar capacity to control the sale or disposition of the entity's securities. The restrictions contained in this condition shall not be deemed to limit or

prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a "parent") of which such Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its parent; (b) to immediate family members of such Co-Investor or a trust or other investment vehicle established for any such immediate family member; or (c) when the investment is comprised of securities that are (i) listed on any exchange registered under section 6 of the Exchange Act; (ii) NMS stocks pursuant to section 11A(a)(2) of the Exchange Act and rule 600(b) of Regulation NMS thereunder; (iii) government securities as defined in section 2(a)(16) of the Act or other securities that meet the definition of "Eligible Security" in rule 2a-7 under the Act; or (iv) listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.   Each Fund will maintain and preserve, for the life of the Fund and for at least six years thereafter, the accounts, books, and other documents as constitute the record forming the basis for the audited financial statements and annual reports to be provided to the Participants in such Fund, and agree that all such records will be subject to examination by the Commission and its staff. Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5.   The Manager of each Fund will send to each Participant in such Fund who had an interest in such Fund, at any time during the fiscal year then ended, Fund financial statements audited by such Fund's independent accountants. At the end of each fiscal year,

the Manager will make a valuation or have a valuation made of all of the assets of the Fund

as of such fiscal year end in a manner consistent with customary practice with respect to the

valuation of assets of the kind held by the Fund. In addition, within 120 days after the end

of each fiscal year of each Fund, or as soon as practicable after the end of each fiscal year of

each Fund, the Manager of such Fund will send a report to each person who was a

Participant in such Fund at any time during the fiscal year then ended, setting forth such tax

information as shall be necessary for the preparation by the Participant of that Participant's

federal and state income tax returns, and a report of the investment activities of the Fund

during that fiscal year.

6.   If a Fund makes purchases or sales from or to an entity affiliated with the

Fund by reason of a Professional of the A&M Group (a) serving as an officer, director,

general partner, manager or investment adviser of the entity, or (b) having a 5% or more

investment in the entity, such individual will not participate in the Fund's determination of

whether or not to effect the purchase or sale.

For the Commission, by the Division of Investment Management, under delegated

authority.

Kevin M. O'Neill
Deputy Secretary

Action as set forth recommended herein
APPROVED pursuant to authority delegated
by the Commission under Public Law 87-592

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For: Division of Investment Management
By: _____
      _____
                  (date)